

September 22, 2020

Steven Zhang
Chief Financial Officer
MINISO Group Holding Ltd
25F, Heye Plaza, No.486, Kangwang Middle Road
Liwan District, Guangzhou 510140, Guangdong Province
The People's Republic of China

> **Re: MINISO Group Holding Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 11, 2020**
> **CIK No. 0001815846**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement Submitted on September 11, 2020

Our Supplier Network, page 128

1. Please revise to disclose the information about maintaining your SKU portfolio that was provided in the second paragraph of your supplemental response to prior comment 7.

Exclusive Forum, page 162

2. We note that your amended and restated articles of association include an exclusive federal forum provision for actions arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits

brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please revise here, and add appropriate risk factor disclosure elsewhere, to discuss the risks to investors associated with this provision and uncertainty as to enforceability of this provision, and to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please disclose whether the provision applies to claims arising under the Exchange Act; in this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao